PROGEN
                                                              INDUSTRIES LIMITED


MEDIA RELEASE - AGM 2003
CHAIRMAN'S ADDRESS

Good Morning Ladies and Gentlemen. On behalf of your board I would like to extend a warm welcome to you to the 8th Annual General meeting of Progen Industries Limited.

The year 2003 has been an outstanding one for your company and I am happy to tell you about some of the progress Progen has made this year.

I am pleased to announce that commercial services has exceeded our expectations in the 2003 year with revenues of $4.8 million. This is an increase of 24% over last year's $3.9 million. We expect the contribution in 2004 to be in line with 2003 as the facility will be used for a period, to manufacture additional PI-88 to support the increase in our trial activities. Lewis will go into more detail about the major commercial and R&D milestones for the last year when he addresses the meeting. I would like to touch on a couple of points.

Our clinical trial program is starting to bear fruit. PI-166 has now entered human clinical trials and the studies of PI-88 are revealing some very encouraging clinical data. We concluded the first Phase II trial of PI-88, in which PI-88 met efficacy endpoints. It is also showing promise as a single-agent in a Phase I trial in patients with solid tumors. One third of cancer patients treated to date in this trial have experienced stable disease over periods up to 27 months. These data are forming an important part of the licensing package of PI-88. The out-licensing push for PI-88 is now gaining momentum with the aim to out-license before the end of the Phase II trials.

As we look to the future, we are determined to focus our resources on what we do best and what holds the greatest value proposition for you, our shareholders, and that is the development of new therapeutics. The success we have had so far with our lead drug candidate, PI-88 attests to our ability in the area of oncology drug development, and now it is time for us to develop a larger portfolio of future drugs to follow on after PI-88. In this vein, we will begin focusing more resources this coming year towards building a robust pipeline of drug candidates.


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                                                              PROGEN
                                                              INDUSTRIES LIMITED


MEDIA RELEASE - AGM 2003
CHAIRMAN'S ADDRESS

To support this effort, the company has already begun gathering further capital resources for this growth strategy, firstly, the Share Purchase Plan which exceeded our expectations, thank you to you all for your contributions. We also signed an Institutional placement agreement in September. Due to market fluctuations, we have renegotiated the terms of this placement and they have been announced today.

In appreciation of the support offered by shareholders, the Directors resolved to offer shareholders a bonus tradeable option of one option for every eight shares held. The announcement of the 22 October 2003 set out the terms of the offer and we believe the exercise price is fair and reflective of the Boards view for the future of the Company.

I would like to invite you to participate in the shareholder option program as this is an important part of our growth strategy for the next year. Progen plans to take advantage of the opportunity we have now in therapeutic drug development and use these capital resources to strengthen our position. The encouraging clinical data from PI-88's trials will help us to aggressively seek out-licensing partners to take the compound through late stage clinical development, registration and release to market. This will not only provide funding to support PI-88's ongoing clinical program and also allow Progen access to future revenue streams, while demonstrating that the company has the ability to discover and commercialize oncology therapeutics. While seeking an out-licensing partner, Progen will use these resources to actively expand its drug development pipeline of new products through enhancing in-house drug discovery efforts and in parallel actively seek new in-licensing opportunities that strengthen the pipeline and strategy. These activities are intended to drive further value creation for the Company and secure Progen's growth as a competitive and progressive biotechnology company.

Progen's people and their expertise are our major asset and will help us achieve all these goals. I would like to take this opportunity to congratulate all staff, management and directors for their contribution and belief in Progen.


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                                                              PROGEN
                                                              INDUSTRIES LIMITED


MEDIA RELEASE - AGM 2003
CHAIRMAN'S ADDRESS

And to our shareholders, I thank you for your support of the company to date and look forward to our relationship continuing. At Progen, we remain committed to excellence, hard work and getting the most from both our technology and our people, all the while focusing on the discovery of new therapies to increase length and quality of life for those diagnosed with life-threatening diseases. I would now like to hand over now to the Managing Director Lewis Lee.


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